Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Hudbay Minerals Inc. ("Hudbay" or the "Company")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2. Date of Material Change

February 22, 2021

Item 3. News Release

Hudbay issued two news releases with respect to the material change referred to in this report on February 22, 2021. The news releases were disseminated through the newswire services of GlobeNewswire. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4. Summary of Material Change

On February 22, 2021, Hudbay announced that it was offering US$600 million aggregate principal amount of senior notes. Subsequently, on February 22, 2021, Hudbay announced that it had priced the offering of US$600 million aggregate principal amount of 4.50% senior notes due 2026 (the "New Notes"), which would be issued at 100% of their principal amount, providing the Company with gross proceeds of US$600 million. On February 22, 2021, Hudbay also announced the redemption of all of its outstanding US$600 million aggregate principal amount of 7.625% senior notes due 2025 (the "2025 Notes"), conditioned upon the successful closing of the offering of the New Notes, contemporaneous with or prior to the redemption date.

Item 5. Full Description of Material Change

On February 22, 2021, Hudbay announced that it was offering US$600 million aggregate principal amount of senior notes.

Subsequently, on February 22, 2021, Hudbay announced that it had priced the offering of US$600 million aggregate principal amount of 4.50% senior notes due 2026, which would be issued at 100% of their principal amount, providing the Company with gross proceeds of US$600 million. The New Notes offering is expected to close on March 8, 2021, subject to customary closing conditions.

Hudbay plans to use the net proceeds from the offering to fund the Company's redemption of all of the 2025 Notes.

On February 22, 2021, Hudbay also announced the redemption of all of the 2025 Notes on the terms and subject to the conditions set forth in the redemption notice dated February 22, 2021. The redemption is conditioned upon the successful closing of the offering of the New Notes, contemporaneous with or prior to the redemption date.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The New Notes will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the New Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the New Notes will be offered, and sold, only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

This report is neither an offer to sell nor the solicitation of an offer to buy the New Notes, the 2025 Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the New Notes, the 2025 Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. This report does not constitute a notice of redemption with respect to the 2025 Notes.

There can be no assurance that the New Notes offering will be completed as contemplated or at all and that the proceeds of the offering will be used for the stated intended purpose. In the event the New Notes offering is not closed as contemplated, the 2025 Notes will not be redeemed.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, General Counsel and Corporate Secretary
416-362-2576

Item 9. Date of Report

February 22, 2021